SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                       The Securities Exchange Act of 1934

                                 LQ Corp., Inc.
                                (Name of Issuer)

                                  Common Stock
                           (Title Class of Securities)

                                  53631T102000
                                 (CUSIP Number)

                              CARL N. DUNCAN, ESQ.
                              5718 TANGLEWOOD DRIVE
                            BETHESDA, MARYLAND 20817
                                 (301) 263-0200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 8, 2004
             (Date of Event Which Requires Filing of This Statement)

------------------------------------------------------------------ -------------------------------------------
(1)  Name of Reporting Person / I.R.S. Identification Number       Jay Gottlieb
------------------------------------------------------------------ -------------------------------------------
(2)  Check the appropriate box if may be deemed member of a group  (a) N/A
                                                                   -------------------------------------------
                                                                   (b) Reporting Person disclaims being member
                                                                   of a group relating to Issuer.
------------------------------------------------------------------ -------------------------------------------
(3)  SEC use only ...............................................
------------------------------------------------------------------ -------------------------------------------
(4)  Source of funds (see instructions)..........................      PF
------------------------------------------------------------------ -------------------------------------------
(5)  Check if disclosure of legal proceedings is required pursuant
to Items 2(d) or 2(e).                                                 N/A
------------------------------------------------------------------ -------------------------------------------
(6)  Citizenship or place of organization........................      USA/incorporation inapplicable since
                                                                    the Reporting Person is an individual.
------------------------------------------------------------------ -------------------------------------------
Number of shares beneficially owned by Reporting Person with:
(7)  Sole voting power ..........................................      169,170 (See Item 4)
(8)  Shared voting power.........................................      0
(9)  Sole dispositive power .....................................      169,170 (See Item 4)
(10) Shared dispositive power ...................................      0
------------------------------------------------------------------ -------------------------------------------
(11) Aggregate amount beneficially owned by Reporting Person.....      169,170  (See Item 4)
------------------------------------------------------------------ -------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain
shares (see instructions).                                             N/A
------------------------------------------------------------------ -------------------------------------------
(13) Percent of class represented by amount in Row (11) .........      5.21% (See Item 5)
------------------------------------------------------------------ -------------------------------------------
(14) Type of reporting person (see instructions).................      IN
------------------------------------------------------------------ -------------------------------------------


ITEM 1.  SECURITY AND ISSUER.
-----------------------------

         (a) Title of Class:                  Common  Stock
         (b) Name and  Address of Issuer:     LQ Corporation, Inc.
                                              800 Chesapeake Drive
                                              Redwood City, California 94063
         (c) Trading Symbol:                  LQCI

ITEM 2.  IDENTITY AND BACKGROUND OF THE REPORTING ENTITY.
---------------------------------------------------------

         (a) Name:                            Jay Gottlieb
         (b) Business Address                 27 Misty Brook Lane
                                              New Fairfield, Connecticut 06812
         (c) Occupation:                      Private Investor
         (d) Conviction:                      N/A
         (e) Civil  Proceedings:              N/A
         (f) State of Incorporation:          N/A since Reporting Person is an
                                              individual

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-----------------------------------------------------------

The Reporting Person has used personal funds to acquire his 169,170 Common Shares of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.
--------------------------------

Reporting Person is making these purchases of Issuer's Common Shares for investment purposes only. There is no intent to gain control of the Issuer and Reporting Person is not a member of a group relating to the Issuer.

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; any changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.


ITEM 5.  INTEREST  IN SECURITIES OF THE ISSUER.
----------------------------------------------

         (a) Aggregate Number and %: 169,170 Common Shares on a fully diluted basis- - i.e., 5.21% of the total 3,244,760 outstanding Common Shares of the Issuer.

         (b) Power to Vote or Dispose of Issuer's Shares: 169,170 Common Shares on a fully diluted basis, power over which to vote or dispose of resides with the Reporting Person.

         (c) Transactions Within Prior 60 Days: No transactions have been effected between the Issuer and the Reporting Person beyond those described in
Item 4 specifically  and this Schedule 13D generally.  Information  contained in
Item 4 above is hereby incorporated by reference.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT
-----------------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
----------------------------

Other than the foregoing, there are no contracts, arrangements, understandings or relationships not described herein.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
------------------------------------------

None

                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies he is Jay Gottlieb, the Reporting Person, and that the information set forth in this Schedule 13D is true, complete and correct.





Dated:  November 17, 2004                    /s/  Jay Gottlieb
                                                  ------------
                                                  Jay Gottlieb